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                                                                      Exhibit 8B



                                  June 20, 1996


WEISS TREASURY FUND


RE:  CUSTODIAN SERVICES FEES


Dear Sir/Madam:

         This letter constitutes the agreement between us with respect to compensation to be paid to PNC Bank, National Association ("PNC Bank") under the terms of a Custodian Services Agreement dated June 20, 1996 between PNC Bank and Weiss Treasury Fund ("you" or the "Fund"). Pursuant to Paragraph 11 of that Agreement, and in consideration of the services to be provided to each of the Fund's investment portfolios listed on Exhibit A of the Agreement, as such Exhibit A may be amended from time to time (each, a "Portfolio"), you will pay PNC Bank the following:

         1. With respect to each portfolio, an annual custody fee of .015% for the first $100 million of average gross assets; and .01% of the average gross assets in excess of $100 million; exclusive of out-of-pocket expenses and transaction charges. Custody fees shall be calculated daily and paid monthly.

         2. A transaction charge of $29.00 for each purchase or sale of a physical security or delivery of a physical security upon its maturity date or delivery of a physical security for reissuance; $10.00 for each purchase, sale, free receive or free deliver, or maturity or other book-entry transaction with respect to a Federal book-entry security, DTC eligible security, other book-entry security (other than a GNMA security) or a direct commercial paper issue; $18.00 for each purchase, sale, free receive or free delivery, or maturity or other book-entry transaction with respect to a GNMA security; $30.00 for each purchase, sale, exercise or expiration of an option contract position (round trip); $50.00 for each purchase, sale, exercise or expiration of a futures contract position (round trip); and $15.00 for each repurchase trade collateral tranche received from an institution other than PNC Bank (round trip).

         3. PNC Bank's out-of-pocket expenses including, but not limited to, overnight express charges, Federal Reserve wire fees and global sub-custody services.

         4. With respect to the per portfolio daily net overdrawn cash balances, a monthly charge shall be assessed based on the average federal funds rate for that month.
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         5. PNC Bank will sweep any net excess cash balances daily into an investment vehicle designated in writing by the Fund and agreed to by PNC Bank and will credit the Fund with such sweep earnings on a monthly basis. PNC Bank will be paid .25% of assets swept.

         6. The minimum monthly fee shall be $1,250 for each portfolio, exclusive of out-of-pocket expenses and transaction charges. The minimum monthly fee for each Portfolio with respect to such Portfolio's first year of operations, exclusive of out-of-pocket expenses and transaction charges, shall be waived for start-up portfolios in accordance with the following step-in schedule:

         Month Number                                    Minimum Monthly
         (from start of operations)                      Fee Waivers
         --------------------------                      ---------------
                  1-2                                          100%
                    3                                           90%
                    4                                           80%
                    5                                           70%
                    6                                           60%
                    7                                           50%
                    8                                           40%
                    9                                           30%
                   10                                           20%
                   11                                           10%
                   12                                            0%


         If during the next three years, PNC Bank is removed from the Agreement referenced above, the Fund shall pay any costs of time and material associated with the deconversion and PNC Bank will recoup 100% of the fees waived during the first two years.

         The fee for the period from the day of the year this fee letter is entered into until the end of that year shall be prorated according to the proportion which such period bears to the full annual period.

         If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

                                            Very truly yours,

                                            PNC BANK, NATIONAL ASSOCIATION


                                            BRIAN BURNS
                                            ------------------------------
                                            By:    Brian Burns
                                            Title: Senior Vice President
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Accepted:

WEISS TREASURY FUND


JOHN N. BREAZEALE
------------------------
By:    John N. Breazeale
Title: President